FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 10, 2010 in which Registrant announced the signature of settlement agreements with each of Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc. relating to the termination of the 2008 Merger Agreement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 10, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat Announces Settlement of Litigation related to the Termination of the 2008 Merger Agreement

Petah Tikva, Israel, August 10, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced the signature of settlement agreements with each of Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc., against which Gilat had filed lawsuits in November 2008 in connection with the termination of the Merger Agreement, dated March 31, 2008.  The lawsuits were filed based on guarantees delivered by each of the defendants to cover their respective portion of the total amount of approximately $47 million.

The settlement agreements will result in the termination of all court proceedings filed by Gilat against each of the defendants, as well as general mutual waivers and releases provided by all parties, including the entities formed by the defendants to purchase Gilat.

Under the terms of the settlement agreement, the defendants will pay Gilat an aggregate of approximately $20 million, over half of which will be paid by October 1, 2010 with the remainder to be paid in annual installments ending in October 2013. The settlement agreements were reached as part of mediation proceedings that began in 2009.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Robert Bell
Phone: +972-3-925-2472
email: robert@gilat.com